

# CNB CORPORATION
# BOARD OF DIRECTORS

James W. Barnette, Jr., *Chairman*

William R. Benson
Harold G. Cushman, III
W. Jennings Duncan
Edward T. Kelaher
William O. Marsh
George F. Sasser
Lynn G. Stevens

## CONWAY NATIONAL BANK OFFICERS

| Name | Title |
|---|---|
| W. Jennings Duncan | President |
| L. Ford Sanders, II | Executive Vice President |
| William R. Benson | Senior Vice President |
| Marion E. Freeman, Jr. | Senior Vice President |
| Phillip H. Thomas | Senior Vice President |
| M. Terry Hyman | Senior Vice President |
| Raymond Meeks | Vice President |
| A. Mitchell Godwin | Vice President |
| Jackie C. Stevens | Vice President |
| Betty M. Graham | Vice President |
| F. Timothy Howell | Vice President |
| E. Wayne Suggs | Vice President |
| Janice C. Simmons | Vice President |
| Patricia C. Catoe | Vice President |
| W. Michael Altman | Vice President |
| Boyd W. Gainey, Jr. | Vice President |
| William Carl Purvis | Vice President |
| Bryan T. Huggins | Vice President |
| Virginia B. Hucks | Vice President |
| W. Page Ambrose | Vice President |
| L. Ray Wells | Vice President |
| L. Kay Benton | Vice President |
| Richard A. Cox | Vice President |
| Gail S. Sansbury | Vice President |
| Roger L. Sweatt | Vice President |
| Tammy L. Scarberry | Vice President |
| Timothy L. Phillips | Assistant Vice President |
| Helen A. Johnson | Assistant Vice President |
| Elaine H. Hughes | Assistant Vice President |
| Gwynn D. Branton | Assistant Vice President |
| D. Scott Hucks | Assistant Vice President |
| Jeffrey P. Singleton | Assistant Vice President |
| C. Joseph Cunningham | Assistant Vice President |
| Rebecca G. Singleton | Assistant Vice President |
| Doris B. Gasque | Assistant Vice President |
| John H. Sawyer, Jr | Assistant Vice President |
| John M. Proctor | Assistant Vice President |
| Sherry S. Sawyer | Banking Officer |
| Josephine C. Fogle | Banking Officer |
| Debra B. Johnston | Banking Officer |
| Freeman R. Holmes, Jr. | Banking Officer |
| Jennie L. Hyman | Banking Officer |
| Marsha S. Jordan | Banking Officer |
| Sylvia G. Dorman | Banking Officer |
| Marcie T. Shannon | Banking Officer |
| Caroline P. Juretic | Banking Officer |
| Sheila A. Johnston | Banking Officer |
| Nicole W. Bearden | Banking Officer |
| Janet F. Carter | Banking Officer |
| Dawn L. DePencier | Banking Officer |
| Steven D. Martin | Banking Officer |
| Carol M. Butler | Banking Officer |
| W. Eugene Gore, Jr. | Banking Officer |
| James P. Jordan, III | Banking Officer |
| Bonita H. Smalls | Banking Officer |
| P. Alex Clayton, Jr. | Banking Officer |
| Jeremy L. Hyman | Banking Officer |
| Adam C. Rabon | Banking Officer |

## TO OUR SHAREHOLDERS AND FRIENDS:

The U.S. national economic recovery continued through the first quarter of 2011. The Bureau of Economic Analysis, a division of the U.S. Department of Commerce, has indicated in its First Advance Estimate that real gross domestic product (GDP) increased at an annual rate of 1.8% for the first quarter of 2011, down from an annual rate of 3.1% for the fourth quarter of 2010. The increase in real GDP in the first quarter reflects positive contributions from personal consumption expenditures, private inventory investment, exports, and nonresidential fixed investment that were partly offset by negative contributions from federal government spending and state and local government spending. Locally, the real estate sector fell in the first quarter of 2011 with the total number of real estate transactions decreasing approximately 5% as compared to the first quarter of 2010. This is an improvement from the approximate 12% decline experienced for the fourth quarter of 2010. However, it is a decline from the approximate 1% decrease experienced for the third quarter of 2010 and the 35% increases experienced for both the second and first quarters of 2010 in comparison to the same periods in 2009. The banking industry has continued to experience significant difficulties, with 39 bank failures occurring nationally in the first quarter of 2011, 157 bank failures occurring nationally in 2010, 140 in 2009, and 25 in 2008.

Net income for the three months ended March 31, 2011 totaled $382,000, up 988.4% from the net loss of $(43,000) incurred for the three months ended March 31, 2010. Although the Company continued to incur historically low profitability for the first three months of 2011, the Bank performed well in comparison to the same period for 2010 and in comparison to the combined operating results of all South Carolina banks, which posted a combined return on average assets of (.03)% for the same period. On a per share basis, earnings increased 866.7% from $(.03) for the first three months of 2010 to $.23 for the same period in 2011 representing a return on average assets of .16% and a return on average equity of 1.75% as compared to (.02)% and (.20)%, respectively, for the same period in 2010.

Total assets rose to $941.5 million at March 31, 2011, an increase of 1.1% from March 31, 2010, and capital stood at $87.1 million at March 31, 2011 compared to $87.4 million at March 31, 2010. Total deposits were $736.9 million at March 31, 2011, an increase of 1.7% from $724.3 million at March 31, 2010. The Bank experienced an increase in repurchase agreements, which increased 7.5% from $103.5 million at March 31, 2010 to $111.3 million at March 31, 2011. Loans totaled $523.7 million at March 31, 2011, a decrease of 7.7% from March 31, 2010; and investment securities were $288.6 million, an increase of 15.5% from March 31, 2010.

Net income for the three months ended March 31, 2011 of $382,000 represents an improvement in comparison to the operating results for the same period in 2010. However, operating results remain significantly lower than historical returns experienced by the Bank. Bank earnings are primarily the result of the Bank's net interest income, which decreased 2.5% to $7,475,000 for the first quarter of 2011 from $7,667,000 for the same period in 2010. Other factors which affect earnings include the provision for possible loan losses, noninterest expense, and noninterest income. The provision for possible loan losses decreased significantly, 43.9%, from $3,763,000 for the first quarter of 2010 to $2,112,000 for the first quarter of 2011. The allowance for loan losses, as a percentage of gross loans, was increased to 2.25% at March 31, 2011 as compared to 1.82% at March 31, 2010. Noninterest expense increased 11.8% from $5,605,000 for the first quarter of 2010 to $6,268,000 for the first quarter of 2011; and noninterest income decreased 2.8% from $1,431,000 to $1,391,000 for the same period, respectively. Noninterest expense increased primarily due to increased examination and professional fees, FDIC deposit insurance assessments, the net cost of operation of other real estate owned, and other operating expenses which increased 58.0%, 24.0%, 429.6%, and 25.6% when comparing the first quarter of 2011 to 2010, respectively. Noninterest income decreased primarily due to decreased service charges on deposit accounts.

With the national and local economies expected to remain subdued throughout 2011, we anticipate that profitability will remain below historical levels, but should improve moderately from 2010 levels; and, at the same time, expect that the Bank will continue to grow, further strengthen, and generally prosper. Although the Bank's credit concerns have remained moderate in comparison to the magnitude of non-performing assets in the industry and local markets, we will continue to address credit concerns during 2011. Loan losses leveled in the third quarter of 2010 and began to decline in the fourth quarter of 2010. Loan losses are expected to remain above historical levels during 2011, but at levels lower than those experienced during 2010.

Although the national and local economies have begun to show some strengthening, much uncertainty remains about the sustainability and speed of the current recovery. However, we are confident that your bank will continue steadfast and strong through, what is hoped to be, the closing year of this difficult period. The Bank has been well positioned and prepared to meet future demands and opportunities.

Conway National continues to maintain a substantial financial position and profitability which compare favorably to local markets. Conway National remains dedicated to its conservative and prudent banking practices; and, as always, we are very appreciative of your continued support. We look forward to the future and continuing to build your bank steeped in our traditions of exceptional customer service, trust, and dedication to all of the communities we serve.

*W. Jennings Duncan, President*
CNB Corporation and The Conway National Bank

# CNB CORPORATION

# and

# THE CONWAY NATIONAL BANK

CNB The Conway National Bank
CORPORATION

# FINANCIAL REPORT

## MARCH 31, 2011

www.conwaynationalbank.com

# CNB CORPORATION AND SUBSIDIARY
## Conway, South Carolina

### CONSOLIDATED BALANCE SHEETS
**(Unaudited)**

| ASSETS: | March 31, 2011 | March 31, 2010 |
|---|---|---|
| Cash and cash equivalents: | | |
| Cash and due from banks | $ 23,241,000 | $ 22,305,000 |
| Due from Federal Reserve Bank, balance in excess of requirement | 39,580,000 | 43,661,000 |
| Federal funds sold | 32,000,000 | 14,000,000 |
| Total cash and cash equivalents | 94,821,000 | 79,966,000 |
| Investment securities available for sale | 269,421,000 | 227,417,000 |
| (amortized cost of $268,999,000 in 2011 and $225,669,000 in 2010) | | |
| Investment securities held to maturity (fair value $19,431,000 in 2011 and $22,826,000 in 2010) | 19,203,000 | 22,468,000 |
| Other investments, at cost | 2,729,000 | 3,041,000 |
| Loans | 523,745,000 | 567,702,000 |
| Less allowance for loan losses | (11,803,000) | (10,310,000) |
| Net Loans | 511,942,000 | 557,392,000 |
| Premises and Equipment | 21,922,000 | 23,045,000 |
| Other real estate owned | 6,446,000 | 2,387,000 |
| Accrued interest receivable | 4,377,000 | 5,376,000 |
| Other assets | 10,671,000 | 10,040,000 |
| Total assets | $ 941,532,000 | $ 931,132,000 |
| LIABILITIES AND STOCKHOLDERS' EQUITY: | | |
| Liabilities: | | |
| Deposits: | | |
| Noninterest-bearing | $ 111,146,000 | $ 104,072,000 |
| Interest-bearing | 625,801,000 | 620,196,000 |
| Total deposits | 736,947,000 | 724,268,000 |
| Securities sold under agreement to repurchase | 111,274,000 | 103,498,000 |
| United States Treasury demand notes | 1,336,000 | 678,000 |
| Federal Home Loan Bank advances | - | 10,000,000 |
| Other liabilities | 4,872,000 | 5,315,000 |
| Total Liabilities | 854,429,000 | 843,759,000 |
| Stockholders' Equity: | | |
| Common stock, $5 par value; authorized 3,000,000; outstanding 1,664,614 in 2011 and 1,676,524 in 2010 | 8,323,000 | 8,383,000 |
| Capital in excess of par value of stock | 50,485,000 | 51,364,000 |
| Retained earnings | 28,042,000 | 26,577,000 |
| Accumulated other comprehensive income | 253,000 | 1,049,000 |
| Total stockholders' equity | 87,103,000 | 87,373,000 |
| Total liabilities and stockholders' equity | $ 941,532,000 | $ 931,132,000 |

### CONSOLIDATED STATEMENTS OF INCOME
**(Unaudited)**

| | Three Months Ended | |
|---|---|---|
| INTEREST INCOME: | March 31, 2011 | March 31, 2010 |
| Interest on loans and fees on loans | $ 7,991,000 | $ 8,935,000 |
| Interest on investment securities: | | |
| Taxable investment securities | 845,000 | 1,107,000 |
| Nontaxable investment securities | 261,000 | 312,000 |
| Other securities | 7,000 | 8,000 |
| Interest on federal funds sold and Federal Reserve Bank balances in excess of required balance | 19,000 | 28,000 |
| Total interest income | 9,123,000 | 10,390,000 |
| INTEREST EXPENSE: | | |
| Interest on deposits | 1,552,000 | 2,417,000 |
| Interest on securities sold under agreement to repurchase | 96,000 | 249,000 |
| Interest on other short-term borrowings | - | 57,000 |
| Total interest expense | 1,648,000 | 2,723,000 |
| Net interest income | 7,475,000 | 7,667,000 |
| Provision for loan losses | 2,112,000 | 3,763,000 |
| Net interest income after provision for loan losses | 5,363,000 | 3,904,000 |
| Noninterest income: | | |
| Service charges on deposit accounts | 815,000 | 878,000 |
| Other operating income | 576,000 | 553,000 |
| Total noninterest income | 1,391,000 | 1,431,000 |
| Noninterest expense: | | |
| Salaries and employee benefits | 3,423,000 | 3,411,000 |
| Occupancy expense | 830,000 | 802,000 |
| Examination and professional fees | 256,000 | 162,000 |
| FDIC deposit insurance assessments | 356,000 | 287,000 |
| Net cost of operation of other real estate owned | 286,000 | 54,000 |
| Other operating expenses | 1,117,000 | 889,000 |
| Total noninterest expense | 6,268,000 | 5,605,000 |
| Income/(loss) before income taxes | 486,000 | (270,000) |
| Income tax provision/(benefit) | 104,000 | (227,000) |
| Net Income/(loss) | $ 382,000 | $ (43,000) |
| Per share: | | |
| Net income/(loss) per weighted average shares outstanding | $ .23 | $ (.03) |
| Book value per actual number of shares outstanding | $ 52.33 | $ 52.12 |
| Weighted average number of shares outstanding | 1,664,620 | 1,676,890 |
| Actual number of shares outstanding | 1,664,614 | 1,676,524 |

Member Federal Reserve System • Member FDIC